Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	November 25, 2011

SILVERCORP ANNOUNCES NEW DIRECTOR APPOINTMENT

VANCOUVER, British Columbia – November 25, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) and the board of directors are very pleased to announce the appointment of David Kong as a director of the Company. Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978 and U.S CPA (Illinois) designation in 2002. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and a partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Hana Mining Ltd., Channel Resources Ltd., Uranium Energy Corp., and Brazil Resources Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.